UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the transition period from _____ to _____.

Commission file number: 001-01185

A. Full title of the plan and the address of the plan, if different from that of the
issuer named below:

General Mills 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of
its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

GENERAL MILLS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL MILLS 401(k) PLAN

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The accompanying Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan's auditor, however we are aware that we have served as the Plan's auditor since at least 1976.

Minneapolis, Minnesota
June 7, 2018

GENERAL MILLS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:		
Investments:		
Investment in Investment Trust (Note 4)	$ 3,554,951,422	$ 3,256,527,504
Directed brokerage fund (Note 3)	133,439,865	154,246,361
Total investments	3,688,391,287	3,410,773,865
Receivables:		
Employer contributions	6,367,155	6,062,538
Participant contributions	1,874,300	1,906,038
Securities sold	1,227,598	783,478
Interest	10,767	7,929
Notes receivable from participants	36,208,388	40,657,480
Miscellaneous	—	208,585
Total receivables	45,688,208	49,626,048
Total assets	3,734,079,495	3,460,399,913
Liabilities:		
Accounts payable	4,145,375	3,025,486
Miscellaneous	121,762	—
Total liabilities	4,267,137	3,025,486
Net assets available for benefits	$ 3,729,812,358	$ 3,457,374,427

GENERAL MILLS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2017

Net investment income:		
Plan's interest in income from Investment Trust	$	448,486,786
Net realized gain on directed brokerage fund		10,216,826
Net unrealized gain on directed brokerage fund		9,672,285
Total net investment income		468,375,897
Interest income on notes receivable from participants		1,698,305
Contributions:		
Employer		37,912,739
Participants		99,771,671
Participant rollovers		4,930,186
Total contributions		142,614,596
Deductions from net assets:		
Administrative expenses		(3,780,652)
Distributions to participants/beneficiaries		(336,470,215)
Total deductions		(340,250,867)
Net increase in net assets		272,437,931
Net assets available for benefits at beginning of year		3,457,374,427
Net assets available for benefits at end of year	$	3,729,812,358

(1) Description of the Plan

(a) General

The following brief description of the General Mills 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan invests in the General Mills Investment Trust (Investment Trust).

The Plan is a defined contribution employee benefit plan sponsored by General Mills. The Plan is designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Trustee and Administration of the Plan

The trustee and custodian of the Plan and the Investment Trust is Bank of New York Mellon (Mellon Trust). Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the Benefit Finance Committee.

The named administrative fiduciary for the Plan is the Vice President of Compensation and Benefits. The Benefit Finance Committee is the named financial fiduciary for the Plan.

(c) Contributions

The Plan includes an auto-enrollment provision, whereby all newly eligible non-union employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% or 8%, based on production status and date of hire, of eligible compensation and their contributions invested in a designated target date fund until changed by the participant. The Plan also includes an automatic annual increase, where the contribution rate will automatically increase by 1% each year until it reaches 10%. The employee will be given the opportunity to decline or make changes.

Under the Plan, non-union non-highly compensated employees of General Mills may elect to contribute up to 50% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 50% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, non-union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum

combined rate for before-tax, Roth, and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union non-highly compensated employees of General Mills may elect to contribute up to 30% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 30% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

The Plan provides for matching contributions and/or allocations by the Company, as defined by the Plan.

For non-union nonproduction employees hired on or before May 31, 2013 and for non-union production employees hired on or before December 31, 2017, the Company will match 50% of every dollar contributed up to 6% of earnable compensation. In addition, the Company may add up to another 50% of every dollar contributed up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company's achievement of certain performance goals.

For non-union nonproduction employees hired on or after June 1, 2013, and for non-union production employees hired on and after January 1, 2018, the Company will match 100% of every dollar contributed up to 4% of earnable compensation and 50% of every dollar contributed for the next 4% of earnable compensation. In addition, each calendar year the Company will make a contribution based on an employee's age, years of service, and prior year's earnable compensation.

For union employees, the Plan may provide for auto-enrollment, automatic increase, matching contributions and/or allocations by the Company based on the collective bargaining agreement.

Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

(d) *Participant Accounts*

Each participant's account is credited with the participant's contributions, Company matching contributions (if applicable), annual Company allocation (if applicable) as well as allocations of the Company's profit sharing contribution (if applicable) and fund earnings. Fund returns are reduced by administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting and Payment of Benefits

If a participant retires, dies while an active employee, or becomes disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested in the Company matching contributions (if applicable) and the annual Company allocation (if applicable). Terminated participants are entitled to a total distribution of the total vested account balance, or they may take partial withdrawals or they may elect to receive periodic installment payments. If termination occurs before a participant is 100% vested, the portion of the Company matching contributions and the annual Company allocation that are not vested will be forfeited, and the participant will receive the current value of the participant's own after-tax, Roth, before-tax and rollover accounts, in addition to Company matching contributions and the annual Company allocation which are vested.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

(f) Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance, minus the highest outstanding loan balance during the last 12 months, at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Effective October 1, 2017, participants may have only one outstanding loan. Participants with two loans outstanding may continue to make loan repayments based on the terms of their loan. However, they are not eligible to take out new loans until all loans have been repaid. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 1% over the prime rate as of the last business day of the prior month that the loan originated. Effective March 16, 2017, interest is paid on new loans at a constant rate equal to 2% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(g) *Forfeitures*

Participants who terminate their employment with the Company forfeit the non-vested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited non-vested portion of the Company's contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $23,340 and $59,147, respectively. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2017, $1,529,332 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

(h) *Plan Termination*

Although the Plan is intended to be ongoing, the Company reserves the right to modify or terminate the Plan at any time. In the event the Plan is terminated or partially terminated in the future or if there is a complete discontinuance of contributions to the Plan, participants will become fully vested in all amounts in their accounts.

(i) *Immaterial Correction of an Error*

During 2017, the Plan corrected its investment level classification in the Investment Trust of certain preferred stock which was previously reported as level 2 in the fair value hierarchy table at December 31, 2016. Preferred stock previously reported as level 2, aggregating $14,762,128 at December 31, 2016, was reclassified to level 1 in the fair value hierarchy table. Note 4 has been updated to reflect these changes. Management reviewed the impact of the classification errors on the prior period financial statements and determined that the classification errors were not material to the financial statements.

(2) **Summary of Significant Accounting Policies**

(a) *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) *Adoption of New Accounting Standards*

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, *Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting* (ASU 2017-06). The amendments in this update clarify presentation requirements for a plan's interest in a master trust and require more detailed disclosures of the plan's interest in the master trust. The amendments in this update are effective for fiscal periods beginning after December 15, 2018 and should be applied retrospectively, with early adoption permitted. The financial statements and related footnotes have not been updated as ASU 2017-06 was not adopted as of December 31, 2017. The Company is in the process of determining the impact to the financial statements from the adoption of this guidance.

In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities* (ASU 2016-01). The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update are effective for fiscal periods beginning after December 15, 2018 and should be applied prospectively. The financial statements and related footnotes have not been updated as ASU 2016-01 was not adopted as of December 31, 2017. The Company is in the process of determining the impact to the financial statements from the adoption of this guidance.

(c)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(d)   *Risks and Uncertainties*

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

(e)   *Concentration of Market Risk*

At December 31, 2017 and 2016, approximately 15% and 19%, respectively, of the Plan's net assets were invested in the common stock of General Mills, which is included in the Investment Trust. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)   *Investments*

The statements of net assets available for benefits present the fair value of the Plan's investments, except for the fully benefit-responsive investment contracts in the Investment Trust, which are reported at contract value (see note 5). The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Investment Trust.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average cost. Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

The investments of the Plan in the Investment Trust, except for the fully benefit-responsive investment contracts (see note 5), are reported at fair value (see note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the pooled funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying Investment Trust investment accounts.

- Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of weighted average cost to each investment manager's portfolio.

(g) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loan fees are paid by the participant, recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(h) Payment of Benefits

Benefits are recorded when paid.

(i) Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account at the time the loan is requested. Investment related expenses are included in net investment income.

(j) Subsequent Events

Subsequent events have been evaluated through June 7, 2018, the date the financial statements were available to be issued. The Annie's, Inc. 401(k) Profit Sharing Plan is tentatively planning to merge into the Plan. Annie's, Inc. is owned by the Company. Effective January 1, 2018, union employees at the Wellston, OH plant are eligible participants in the 401(k) Plan per their collective bargaining agreement. Effective January 1, 2019, the employees of Blue Buffalo Pet Products, Inc. will be merged into the Plan.

(3) **Investments**

Participants, at their discretion, may direct their contributions to any of the investment options listed below, available through the Investment Trust or in a separate brokerage account.

As of October 2, 2017, the following investment options became available:

U.S. Equity Funds:	International Equity Funds:	Target Retirement Funds:
Diversified U.S. Equity	Diversified International Equity	Target Retirement Date Income
Diversified U.S. Equity Index	Diversified International Equity Index	2015 Target Retirement Date
General Mills Stock		2020 Target Retirement Date
		2025 Target Retirement Date
	Fixed Income Funds:	2030 Target Retirement Date
	Stable Value	2035 Target Retirement Date
Other:	Core Bond	2040 Target Retirement Date
Multi-Asset Class Fund		2045 Target Retirement Date
Schwab Personal Choice Retirement Account		2050 Target Retirement Date
(Self Directed Brokerage)		2055 Target Retirement Date
		2060 Target Retirement Date
		2065 Target Retirement Date

Prior to September 29, 2017, the following investment options were available:

U.S. Equity Funds:	International Equity Funds:	Target Retirement Funds:
Diversified U.S. Equity	International Developed Markets	Target Retirement Date Income
S&P 500 Index	International Emerging Markets	2010 Target Retirement Date
Growth Equity		2015 Target Retirement Date
Value Equity	Fixed Income Funds:	2020 Target Retirement Date
Small and Mid Cap Equity	Stable Value	2025 Target Retirement Date
General Mills Stock	Core Bond	2030 Target Retirement Date
		2035 Target Retirement Date
Other:		2040 Target Retirement Date
Multi-Asset Class Fund		2045 Target Retirement Date
Schwab Personal Choice Retirement Account		2050 Target Retirement Date
(Self Directed Brokerage)		2055 Target Retirement Date
		2060 Target Retirement Date

Beginning September 30, 2017, a 20% limit was placed on the General Mills Company Stock and ESOP Funds ("Company Stock") within the 401(k) Plan.

The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets (level

1) and the lowest priority to unobservable inputs (level 3). The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy under FASB Accounting Standards Codification (ASC) 820 are as follows:

- Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

- Level 3 - Valuations based on models where significant inputs are not observable.

The following table summarizes the Plan's investments, excluding the Investment Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2017 and 2016:

Description	2017			
	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$ 132,886,867	$ 552,998	$ —	$ 133,439,865

Description	2016			
	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$ 153,867,184	$ 379,177	$ —	$ 154,246,361

The directed brokerage fund holds investments in short-term investments, debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation methodologies for these investments in note 4.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2017 and 2016.

(4)   Investment Trust

The Plan invests through the Investment Trust. Mellon Trust is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Investment Trust are accounted for utilizing the following accounting methodologies:

- Short-term investments largely consist of a collective trust fund valued at net asset value (NAV) daily by the fund with the ability to redeem daily at that price. For these funds, NAV is considered to be the readily determinable fair value and is supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the fund's unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund's unit holders, may direct that units be issued or redeemed at the fair value-based NAV until such time as the disparity between the fair value-based and the constant NAV per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. They have a daily redemption frequency and a daily redemption notice period. There are no unfunded commitments to such funds at December 31, 2017 and 2016.

- Common and preferred stocks, and limited partnerships are valued by the trustee at closing prices on the valuation date.

- Certain common/collective trusts (CCTs) are valued at NAV daily by the funds with the ability to trade at that price at least weekly. For these CCTs, NAV is considered to be readily determinable fair value. Other common/collective trusts are valued based on NAV, as reported by the funds, which is used as a practical expedient to estimate fair value and are therefore excluded from the fair value table. These CCTs have a redemption frequency ranging from daily to quarterly and a redemption notice period ranging from daily to 60 days. There are no unfunded commitments to such funds at December 31, 2017 and 2016.

- Investments in registered investment companies traded on national exchanges are valued by the trustee at the closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value, which is considered to be the readily determinable fair value provided by the investment manager.

- Stable value collective trust fund is comprised primarily of fully benefit-responsive investment contracts that are valued at NAV daily and have the ability to trade at that price daily. The NAV is considered to be the readily determinable fair value. They have a daily redemption frequency and a daily redemption notice period. There are no unfunded commitments to such funds at December 31, 2017 and 2016.

- Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.

- Investments in fully benefit-responsive contracts are valued based on the contract value, as discussed in note 5.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The following table summarizes the Investment Trust's investments that were accounted for at fair value within the fair value hierarchy of ASC 820 as of December 31, 2017 and 2016:

Description	2017			
	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:				
Short-term investments	$ —	$ 66,689,376	$ —	$ 66,689,376
Common and preferred stock	2,449,857,478	—	—	2,449,857,478
General Mills, Inc. common stock	560,686,616	—	—	560,686,616
Common/collective trusts	—	2,643,831,279	—	2,643,831,279
Registered investment companies	49,640,934	—	—	49,640,934
Stable value collective trust funds	—	11,411,373	—	11,411,373
Total Investment Trust Assets in the fair value hierarchy	$ 3,060,185,028	$ 2,721,932,028	$ —	5,782,117,056
Investments measured at net asset value (a)				345,983,981
Total investments				$ 6,128,101,037

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Description	2016			
	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:				
Short-term investments	$ —	$ 109,096,311	$ —	$ 109,096,311
Common and preferred stock	2,179,580,017	—	—	2,179,580,017
General Mills, Inc. common stock	669,642,022	—	—	669,642,022
Limited partnership	745,360	—	—	745,360
Common/collective trusts	—	1,994,797,550	—	1,994,797,550
Registered investment companies	109,285,301	—	—	109,285,301
Stable value collective trust funds	—	23,301,159	—	23,301,159
Written options	(226,397)	—	—	(226,397)
Total Investment Trust Assets in the fair value hierarchy	$ 2,959,026,303	$ 2,127,195,020	$ —	5,086,221,323
Investments measured at net asset value (a)				272,314,475
Total investments				$ 5,358,535,798

(a)   In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

There was no Level 3 investment activity during the years ended December 31, 2017 and 2016.

The Investment Trust recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between levels 1, 2, or 3 during the years ended December 31, 2017 and 2016.

Net assets, net investment income (loss), and gains and losses of the Investment Trust are allocated to the pension and savings plans based on each plan's interest in the investment funds of each pool of assets within the Investment Trust. The Plan's interest in all of the investment funds of the Investment Trust was 55% and 56% at December 31, 2017 and 2016, respectively.

The following table summarizes the net assets of the Investment Trust as of December 31, 2017 and 2016:

	December 31	
	2017	2016
Investments, at fair value and NAV:		
Short-term investments	$ 66,689,376	109,096,311
Common and preferred stock	2,449,857,478	2,179,580,017
General Mills, Inc. common stock	560,686,616	669,642,022
Limited partnership	—	745,360
Common/collective trusts	2,971,135,068	2,255,513,566
Investment in pooled funds	18,680,195	11,598,459
Registered investment companies	49,640,931	109,285,301
Stable value collective trust funds	11,411,373	23,301,159
Written options	—	(226,397)
Total investments, at fair value and NAV	6,128,101,037	5,358,535,798
Fully benefit-responsive investment contracts, at contract value	368,867,462	409,462,212
Total investments	6,496,968,499	5,767,998,010
Interest and dividends receivable	4,445,201	3,710,335
Net receivable for unsettled investment activity	3,800,732	3,478,357
Other payables, net	(3,771,680)	(4,379,476)
Payable upon return of securities loaned	(2,032,289)	(4,534,052)
Net assets	$ 6,499,410,463	5,766,273,174

The following table summarizes the net investment income of the Investment Trust for the year ended December 31, 2017:

Investment income:	
Net change in fair value of investments	$ 1,073,589,743
Interest	2,549,108
Dividends and securities lending	57,963,953
Net investment income	$ 1,134,102,804

(5)   Fully Benefit-Responsive Investment Contracts

The Investment Trust contains investments in synthetic investment contracts that meet the definition of fully benefit-responsive stable value funds issued by insurance companies and other financial institutions. The synthetic investment contracts are with American General Life Insurance Company, Voya Insurance and Annuity Company, RGA Reinsurance Company, and Prudential Insurance Company of America. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The contract value of the synthetic investment contracts at December 31, 2017 and 2016 was $368,867,462 and $409,462,212, respectively. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value in the financial statements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Investment Trust. Contract value represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Investment Trust owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Investment Trust in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Investment Trust. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Investment Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between fair value and book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

Synthetic investment contracts generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the Investment Trust's structure or administration

- changes to the participating plans' competing investment options including the elimination of equity wash provisions

- complete or partial termination of the Investment Trust, including a merger with another fund

- the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

- the redemption of all or a portion of the interests in the Investment Trust held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax-qualified defined-contribution plan

- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Investment Trust or participating plans

- the delivery of any communication to plan participants designed to influence a participant not to invest in the Investment Trust

At this time, management does not believe that the occurrence of any such market value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Synthetic investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals $0. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals $0.

In addition, if the Plan defaults in its obligations under the synthetic investment contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

(6)   Securities Lending

The Investment Trust loaned securities in return for securities or cash collateral, which were invested in various corporate bonds, short-term fixed-income securities, and repurchase agreements. The Investment Trust received compensation for lending securities in the form of fees or by retaining a portion of interest on the investment securities or cash received as collateral. The Investment Trust received interest or dividends on the securities loaned. Security loans were secured at all times by collateral, although the loans would not be fully supported at all times if, for example, the instruments in which cash collateral was invested declined in value or the borrower failed to provide additional collateral when required in a timely manner or at all. Collateral received from the borrower was initiated at 102% of the market value of the loaned securities, and fully collateralized throughout the life of the loan. Gains or losses in the market price of the securities loaned that occurred during the term of the loan were reflected in the value of the Investment Trust. The risks from securities lending were that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of

investments made with cash collateral received will be less than required to be returned to the borrowers. As of December 31, 2016, the Investment Trust was no longer involved in securities lending.

Securities on loan to brokers from the Investment Trust were valued at $0 at December 31, 2017 and 2016. For collateral, the Investment Trust had received $0 in cash at December 31, 2017 and 2016. These are maintained in separately managed accounts and are reflected as payable upon return of securities loaned within net assets of the Investment Trust. Fee income from securities lending amounted to $0 and $3,040 for the years ended December 31, 2017 and 2016, respectively. Due to market value fluctuations, the value of the investments purchased with cash collateral received may be more or less than the amount due to brokers upon return of securities on loan. The Investment Trust reviews periodically the amount of cash collateral received compared to the fair value of the investments inside the collateral pool. The difference in value was recorded as an unrealized loss in the amount of $0 and $1,079 as of December 31, 2017 and 2016, respectively, and is shown in the Plan's statements of net assets available for benefits as an increase of the Plan's interest in the Investment Trust. This difference in value is included in the statement of changes in net assets available for benefits as part of the Plan's interest in income from Investment Trust.

(7) Company Stock Fund

The Company Stock Fund, a unitized fund, which is available to plan participants through the Investment Trust, consists of common stock of General Mills and cash for dividends, fractional shares, and liquidity needs. At December 31, 2017 and 2016, the fair value of the shares held by the Investment Trust was $215,999,340 and $263,688,347, respectively, and the number of shares held by the Investment Trust was 3,643,099 and 4,268,874, respectively. At December 31, 2017 and 2016, the value of the cash held by the Investment Trust was $1,456,383 and $2,527,360, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan. The Company Stock Fund is managed by an independent fiduciary, State Street Global Advisors.

(8) Employee Stock Ownership Plan (ESOP) Fund

The ESOP Fund, a unitized fund, which is available to certain plan participants through the Investment Trust, consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds, except the Company Stock Fund (note 7). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2017 and 2016, the market value of the shares held by the Investment Trust was $344,687,276 and $405,953,675, respectively, and the number of the shares held by the Investment Trust was 5,813,582 and 6,572,020, respectively. The ESOP Fund is managed by an independent fiduciary, State Street Global Advisors.

(9) Federal Income Tax Status

The Plan obtained its latest determination letter on October 5, 2016 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

(10) Parties in Interest

Mellon Trust is a party in interest with respect to the Plan. In the opinion of the Plan's management, all transactions between the Plan and Mellon Trust are exempt from being considered as prohibited transactions under the ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2017 and 2016 was $206,315 and $241,892, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Alight Solutions (formerly known as Aon Hewitt) is a party in interest with respect to the Plan. Alight Solutions is the recordkeeper of the Plan. In the opinion of the Plan's management, all transactions between the Plan and the recordkeeper during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Charles Schwab acts as the Broker for the self-directed brokerage account. In the opinion of the Plan's management, all transactions between the Plan and the Broker during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Plan also has investment managers that are parties in interest with respect to the Plan. In the opinion of the Plan's management, all transactions between the Plan and the investment managers during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

EIN: 41-0274440
Plan Number: 002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Plan's interest in Investment Trust	Investments in three pooled funds that consist of Investment Trust investment accounts and investments in common stock of the Company		$ 3,554,951,422
*	Directed brokerage fund	Directed brokerage fund with investments directed by participants in the Plan		133,439,865
**	Notes receivable from participants	Participant loan fund (5,264 loans outstanding with interest rates ranging from 4.25% to 10.5% with maturities through January 2028)	$ —	36,208,388
	Total			$ 3,724,599,675

* Participant-directed
** Party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) PLAN

By _Kate Behri_____
Kate Behring, Administrative Fiduciary

Date: June 7, 2018

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.

Exhibit 23



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Plan:

We consent to the incorporation by reference in the registration statement (Nos. 2-50327, 2-95574, and 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 7, 2018, with respect to the statements of net assets available for benefits of the General Mills 401(k) Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the General Mills 401(k) Plan.

KPMG LLP

Minneapolis, Minnesota
June 7, 2018